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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 14D-9
                                FINAL AMENDMENT
                               (AMENDMENT NO. 8)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                           RELIANCE ELECTRIC COMPANY
                           (Name of Subject Company)

                           RELIANCE ELECTRIC COMPANY
                      (Name of Person(s) Filing Statement)

               Class A Common Stock, $.01 Par Value Per Share,
      Including the Associated Series A Preferred Stock Purchase Rights
                         (Title of Class of Securities)



                                   759458102
                     (CUSIP Number of Class of Securities)


                            William R. Norton, Esq.
                 Vice President, General Counsel and Secretary
                           Reliance Electric Company
                            6065 Parkland Boulevard
                             Cleveland, Ohio 44124
                                 (216) 266-5800

          (Name, address and telephone number of person(s) authorized to receive notice and communications on behalf
                       of the person(s) filing statement)



                                   Copies to:

Michael L. Miller, Esq.                         Joseph B. Frumkin, Esq.
Calfee, Halter & Griswold                       Sullivan & Cromwell
800 Superior Avenue, Suite 1800                 125 Broad Street
Cleveland, Ohio 44114                           New York, New York  10004
(216) 622-8200                                  (212) 558-4000
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        This Amendment No. 8 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9, dated November 3, 1994, as amended (the "Schedule 14D-9"), filed by Reliance Electric Company, a Delaware corporation (the "Company"), relating to the tender offer disclosed in the
Schedule 14D-1, dated October 21, 1994, as amended (the "Schedule 14D-1"), of the bidder, ROK Acquisition Corporation ("ROK"), a Delaware corporation and a wholly-owned subsidiary of Rockwell International Corporation, a Delaware corporation ("Rockwell"), to purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 1994, the Supplement to the Offer to Purchase, dated November 22, 1994, and the related Letters of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 is hereby amended and supplemented by adding to subparagraph
(b) thereunder captioned "The Rights Agreement" the following:

         On November 23, 1994 the Company and the Rights Agent executed Amendment No. 1 to the Rights Agreement ("Amendment No. 1") which provides that
(i) neither Rockwell nor ROK will become an Acquiring Person, that no Trigger Event, Shares Acquisition Date or Distribution Date (as such terms are defined in the Rights Agreement) will occur and that Section 13 of the Rights Agreement is not triggered, in each case as a result of the announcement, commencement or consummation of the Offer or the Amended Offer, the execution or delivery of the Rockwell Merger Agreement or any amendment thereto or the consummation of the transactions contemplated thereby, with the effect that none of such events will trigger the exercisability of the Rights, the separation of the Rights from the stock certificates to which they are attached or any other provision of the Rights Agreement, (ii) a Distribution Date will in no event occur prior to the Effective Time or earlier termination of the Rockwell Merger Agreement and (iii) the Rights will no longer be outstanding upon consummation of the Proposed Rockwell Merger.

         A copy of Amendment No. 1 is filed as Exhibit 38 and is incorporated herein by reference.

         Item 8 is hereby further amended and supplemented by adding to subparagraph (f) thereunder captioned "Additional Information" the following:

         As publicly disclosed in a press release by Rockwell dated December 7, 1994 (the "Rockwell Press Release"), the Offer by ROK for all outstanding Shares expired at 12:00 midnight, New York City time, on Tuesday, December 6, 1994. Based on information set forth





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in the Rockwell Press Release, a total of 31,639,261 Class A Shares (including approximately 1,414,546 Class A Shares subject to guarantee of delivery), 146,304 Class B Shares and no Class C Shares were validly tendered and not properly withdrawn pursuant to the Offer and were accepted for payment by ROK. Upon purchase of all such tendered Shares, ROK will own approximately 89% of the outstanding Class A Shares, 21% of the outstanding Class B Shares, 63% of the Company's outstanding common stock on a fully-diluted basis and 89% of the Company's outstanding voting common stock.

         A copy of the Rockwell Press Release is filed as Exhibit 39 and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended and supplemented by adding thereto the following:





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  Exhibit No.                   Exhibit
  -----------                   -------


 Exhibit 38 --          Amendment No. 1 to Rights
                        Agreement, dated November 23, 1994

 Exhibit 39 --          Press Release of Rockwell, dated
                        December 7, 1994





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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 1994

                                        RELIANCE ELECTRIC COMPANY


                                        By:  /s/ John C. Morley
                                            ------------------------
                                        Name:   John C. Morley
                                        Title:  President and Chief
                                                Executive Officer





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